Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: April 17, 2014

Press Release
April 17, 2014

PUBLICIS GROUPE

PUBLICIS GROUPE
Q1 2014 Revenue

1st Quarter 2014

2014	1,597
2013	1,563

Organic Growth +3.3%

- Revenue increase vs. 2013: +2.2%
- Forex Impact: - 4.2%
- At constant exchange rate: +6.8%

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Maurice Lévy, Chairman and CEO of Publicis Groupe:

“After a fourth quarter well below our expectations (+0.7%) in 2013, the Groupe is now back to more satisfactory organic growth of +3.3% (+6.8% before the impact of exchange rates).

The emerging markets contracted at the end of last year, particularly China which at ended the quarter at -10.8% (Q4), but are now back to growth. The good news in Q1 2014 is Europe, where long-awaited growth was registered, though it does remain fragile. Germany is buoyant, but the most interesting news comes from Italy and Spain which have both recorded positive quarterly growth for the first time since 2011. France is also beginning to show encouraging signs.

Added to the double-digit growth in digital activities and the marked improvement in healthcare, these are good reasons that allow us to feel confident about 2014.

We therefore maintain our growth objective of over 4% for the full year, though growth will not be as strong in the second quarter due to the high comparables.

As we continue to improve our margin (moderate increase in the first quarter), we are on track to reach our growth and profitability targets as set forth in the Publicis Groupe strategic plan by 2018, excluding the merger project.

Finally, the merger of equals with Omnicom is moving forward even though progress is slower than anticipated.”

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I – Revenue

Publicis Groupe’s consolidated revenue for the first quarter of 2014 was 1,597 million euro, i.e. a +2.2% increase from the 1,563 million reported in 2013. The impact of exchange rates was -67 million euro, or 4.2% of revenue. Before the impact of exchange rates, revenue growth was +6.8%. Expressed in dollars, Q1 revenue rose 6% to 2,187 million dollars.

¡	Organic Growth

At +3.3%, organic growth is up from Q4 2013 (+0.7%), a marked improvement. This upturn came from sustained growth in digital activities (+10.4%), which now account for 40.9% of total revenue, and from improved growth in Europe* and China which is expected to accelerate quarter on quarter.

*	Excluding Russia and Turkey

II – Business in Q1 2014

The global economy has shown signs of a recovery in certain regions but remains very slow to pull out of the crisis of the last five years, and economic situations have been highly contrasted. US growth is driven by vigorous demand in the private sector. In the euro zone, the recovery varies from one country to another but remains feeble except in Germany and the UK. The southern European economies have improved slightly but remain very fragile. Despite a temporary slowdown, China plays a major part in global growth.

In a global economic environment that has seen a shifting of balances since the second half of 2013, Publicis Groupe has achieved its growth largely as a result of its strong presence in the USA (49.8% of revenue) and its digital business which has become the Groupe’s main activity. Digital now generates over 40% of total revenue, thus confirming the Groupe’s declared objective of reaching the 50% mark by 2018.

The proportion of revenue from high-growth countries is slightly lower at 22.2% due to economic slowdown in certain regions and to the adverse impact of exchange rates.

Q1 2014 revenue by region

(EUR million)	Revenue		Organic growth	Reported growth
	Q1 2014	Q1 2013	Q1 2014	Q1 2014 / Q1 2013
Europe*	474	442	+2.1%	+7.2%

North America	795	776	+4.3%	+2.4%

BRIC+MISSAT**	190	201	+0.5%	–5.5%

Rest of the world	138	144	+5.1%	–4.2%

Total	1,597	1,563	+3.3%	+2.2%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

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•

Europe* posted a marked improvement in the first quarter of 2014. Germany grew by +9.9%, France by +2%, whilst the UK experienced a temporary slump (-1.6%) attributable to some specific Groupe’s entities. The southern European countries remained fragile overall, despite a slight improvement in Spain (+1.1%).

*	Europe excluding Russia and Turkey

•	North America posted +4.3% as it continued to be buoyed by the renewed vigor of its economy and the Groupe’s share of digital services in the region.

•

The BRIC+MISSAT countries showed promise with Greater China picking up (+0.2% after -10.8% in Q4 2013), as well as good growth in Brazil (+3%), Russia (+7.6%) and Turkey (+23.8%). The region was, however, penalized by poor performance in Mexico (-3.3%), South Africa (-6.2%) and India (-18%) in the first quarter.

•	The Rest of the world returned growth of +5.1%.

III - Activities

The table below shows the strong dynamics of digital activities in all regions of the world. Digital continues to shore up growth despite the continued slide of analog activities (-0.9%).

	Europe*	North America	BRIC+MISSAT**	Rest of the world	Total
Digital	+10.2%	+8.3%	+30.1%	+30.8%	+10.4%
Analog	–1.2%	0.0%	–3.3%	0.0%	–0.9%
Total	+2.2%	+4.3%	+0.5%	+5.1%	+3.3%

*	Europe excluding Russia and Turkey
**	MISSAT: Mexico, Indonesia, Singapore, South Africa and Turkey

IV - Cost control

With a view to improving its operating margin in the medium term, Publicis Groupe has continued to invest (regionalization of shared service centers, production platforms, ERP) and to simplify its organization.

V - External growth, financial transactions

•	Acquisitions

•	Qorvis Communications, one of the foremost PR firms in the USA

•	Applied Media Logic (AML), a Johannesburg-based media agency

•	Lighthouse Digital, a leading South African agency specialized in digital media and a pioneer in analytical tools for the social media

•	Law & Kenneth, India’s biggest independent advertising and digital services agency

•	Hawkeye, a leading digital marketing services agency based in Dallas (USA), specialized in data analytics, digital strategy, CRM and experiential marketing

•	OwenKessel, one of South Africa’s most awarded creative agency

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•	Finance

•	2018 Oceane bonds

Of the 559,278 Oceane bonds (2018) outstanding at December 31, 2013, 554,604 were tendered for conversion between December 2013 and January 2014. Accordingly, 562,921 Publicis shares were delivered in January 2014. The remaining 4,674 bonds were redeemed in cash at a unit price of 48.74 euro, also in January 2014.

•	Orane bonds

As part of the compensation proposed by Publicis to its Orane bondholders, and as approved by the General Meeting of Orane bondholders on October 10, 2013, the bondholders who exercised their rights received 865,656 euro in additional interest and 110,871 Publicis Groupe shares on January 15, 2014, in respect of the redemption parity adjustment.

VI - Net debt at March 31, 2014

At March 31, 2014, the Groupe’s net debt was 29 million euro, down from 847 million at March 31, 2013.

VII - The Publicis – Omnicom merger

On July 28, 2013, Publicis Groupe SA and Omnicom Group Inc. (Omnicom) announced that they had signed an agreement for a merger of equals, meant to create the world’s leading company in communications, advertising, marketing and digital services.

The transaction is a cross-border merger of equals under a holding company, Publicis Omnicom Group, with its registered office in the Netherlands. The group will be listed on the Euronext Paris and NYSE.

The transaction has been structured so that, at the date of the merger, the shareholders of Publicis Groupe and Omnicom will each hold approximately 50% of the equity of the Publicis Omnicom Group. Publicis Groupe shareholders will receive one newly issued ordinary share of Publicis Omnicom Group for each Publicis Groupe share they own, together with a special dividend of €1.00 per share. Omnicom shareholders will receive 0.813 newly issued ordinary shares of Publicis Omnicom Group for each Omnicom share they own, together with a special dividend of $2.00 per share. According to the agreement, certain adjustments may be made to the special dividends paid and to the share parity.

The transaction is subject to approval by the shareholders of both companies as well as various regulatory approvals. Approval was obtained from all anti-trust authorities prior to the agreement, with the exception of China where the case in under review. The merger is expected to close in the third quarter of 2014. Before the annual general meeting of shareholders convened to vote the merger, Publicis Groupe will provide its shareholders with a detailed report setting forth the terms and conditions of the merger.

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VIII - Outlook

In its forecast dated April 7, 2014, the ZenithOptimedia’s media observatory modified its worldwide advertising (media) market prospect for 2014, revising it upwards from its December 2013 growth forecast of 5.3% to 5.5%. This increase of 0.2 of a percentage point builds in a slight recovery of the global economy, especially in the mature economies, and confirms an accentuation of the shift towards digital services.

For the worldwide advertising (media) market, we expect good performances in the USA, Germany, the UK, Australia and Mexico. France should remain stable and, while the southern European countries are expected to continue to report negative growth, Spain should stabilize. For the emerging markets, ZenithOptimedia forecasts 10.8% growth for the BRIC countries and 14.8% overall for the MISSAT countries.

The figures for Q1 2014 confirm that the Q4 2013 performance levels were the reflection of a temporary situation and not a harbinger of market deterioration. For the full year 2014, Publicis Groupe remains confident about its growth objectives and continued margin enhancement.

***

Forthcoming Annual General Meeting of shareholders: May 28 at 10am at publiciscinémas

This presentation contains forward-looking statements. The use of the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2011 Registration Document filed with the French financial markets authority (AMF).

Forward looking statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom Group, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom Group and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and

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uncertainties that affect the parties’ businesses, including those described in Omnicom Group’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, +1 (212) 415-3600 (for documents filed with the SEC by Omnicom Group) or Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis Groupe’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe’s meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom Group, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom Group in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom Group in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom Groupe’s directors and executive officers is contained in Omnicom Group’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 62,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | Linkedin: Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communication	+ 33 (0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0)1 44 43 65 00
Stéphanie Constand	Investor Relations	+ 33 (0)1 44 43 74 44

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Appendix

New Business

Q1 2014

Main accounts awarded

BBH/NEOGAMA

Ladbrokes (UK), Rugby World Cup (UK), Piaggio/Vespa (UK), Clipper Teas (UK), British Airways (UK), Viber (India), Piaggio Vehicles Pvt.Ltd. - Vespa (India).

DigitasLBi

Puma (USA), Kao Worldwide (USA), AstraZeneca (USA), NYSE Euronext (USA), Aetna (USA), American Express (USA).

Leo Burnett

Honda (Australia), MBT Footwear (Singapore), Diesel & Motor Engineering Co - Tata e-Xeta (Sri Lanka), Kelsey Developers (Sri Lanka), Diesel & Motor Engineering Co - Mercedes Service Center (Sri Lanka), Woolworths (Australia), Chartered Accountants of Sri Lanka (Sri Lanka), Sri Lanka Neurologists Association (Sri Lanka).

MSLGROUP

Amplificação (Brazil), Trident - Concorrência de fee (Brazil).

Publicis Worldwide

Aviano Jewels GmbH (Germany), Bongrain (Italy), Akzonobel (Italy), Nestle (Turkey, Mexico, Brazil, Philippines), TOKSOZ GIDA (Turkey), Boehringer (Mexico), Azul Airlines (Brazil), Belupo (Croatia), Zewa (Croatia), Amstel (Croatia), Young Care (Australia), Stream Co (Australia), Asia Brewery (Philippines), Intel (Malaysia), IP (Italy), KKB (Turkey), Sanofi (Turkey, Indonesia), SAT – Hacienda (Mexico), BMW (Mexico), Toyota (Brazil), FK Gardner & Sons (Australia), National Tiles (Australia), ING (Turkey), Barcel (Mexico), Rogers (Canada), SiMobil (Slovenia), Battery World (Australia), QTAFE (Australia), Sydney Airport (Australia).

Saatchi & Saatchi

Peroni (Italy), Mamee Double Decker (Malaysia), Ferrarelle (Italy), Roominate (USA), Direct Line (UK) , FCA (UK), Virgin Active (Thailand).

Starcom MediaVest Group

AA (UK), SkyScanner (UK), Warner Music (UK), Autobutler (Sweden), Leroy Merlin (Poland), McCormick (EMEA), Quiksilver (Global), Statoil (Nordics & Eastern Europe), Bokadirekt.se (Sweden), Tourism Trentino (Italy).

ZenithOptimedia

Nestle (Philippines), Rabobank (Australia), Scoot (Asia Regional), Majid Al Futtaim Properties (UAE), Wyeth (Philippines), PUIG (France), Velvet Care (Poland), Zabka (Poland), Wawel (Poland), The European Comission (Armenia), SCA (Croatia, Georgia, Armenia), Niko (Ukraine), KIA (Belarus), Agro Sevilla Aceitunas (Armenia), Ipek Kagit (Armenia).

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2014 Press Releases

01-09-2014	Publicis Groupe and Omnicom receive unconditional clearance from the European Commission

01-10-2014	Publicis Groupe half-year financial statement liquidity contract

01-10-2014	Publicis Groupe acquires Qorvis Communications

01-16-2014	Rosetta Chairman, Founder Chris Kuenne steps down

01-21-2014	Publicis Groupe acquires leading South African media agency AML

01-30-2014	Publicis Groupe acquires 51% of leading independent Indian advertising agency Law & Kenneth

02-13-2014	2013 Full Year Results

02-25-2014	Publicis Groupe acquires Lighthouse Digital, digital media agency in South Africa

03-06-2014	Publicis Groupe acquires Hawkeye, a data driven integrated digital agency in the US

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Glossary

Net financial debt (or net debt): equals the long and short term financial debt plus associated derivatives fair value, less cash and cash equivalent

Average net debt: average of average monthly net debt.

Net new business: this figure is derived not from financial reporting but from estimated media-marketing budgets based on annual business (net of losses) from new and existing clients.

Operating margin: The operating margin is equal to the revenue after deduction of personnel expenses, other operating expenses (excluding non-current income and expenses), depreciation and amortization (excluding intangible arising from acquisitions).

Operating margin rate: operating margin/revenue.

Organic growth calculation

(EUR million)	Q1 2014
2013 Revenue	1,563
Currency impact	(67)
2013 Revenue at 2014 exchange rate (a)	1,496
2014 Revenue before impact of acquisitions (1) (b)	1,545
Revenue from acquisitions (1)	52
2014 Revenue	1,597
Organic Growth (b/a)	+3.3%

Currency impact (EUR million)
Q1
GBP(2)	4
USD(2)	(27)
Others (2)	(44)

Total	(67)

(1)	Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBI, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana, Interactive Solutions, ETO, Heartbeat, Verilogue, Synergize, Walker Media, Beehive, Prima, ZO South Africa, Lighthouse, Polarix, Owen Kessel, Qorvis, M&K India, Hawkeye) net of disposals.
(2)	Average exchange rate 2014:	1 EUR = 1.370 USD - 1 EUR = 0.828 GBP
	Average exchange rate 2013:	1 EUR = 1.320 USD-1 EUR = 0.852 GBP

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Communiqué de presse
17 avril 2014

PUBLICIS GROUPE

PUBLICIS GROUPE
Revenu du 1er trimestre 2014

1er trimestre 2014

2014	1 597
2013	1 563

Croissance organique +3,3%

- Hausse vs. 2013 : +2,2%
- Impact des variations de change : - 4,2%
- Hausse à change constant : +6,8%

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Maurice Lévy, Président du Directoire déclare :

« Après un 4ème trimestre 2013 qui avait été très inférieur à nos attentes (à +0,7% de croissance organique), notre Groupe renoue avec une croissance organique plus satisfaisante de +3,3% (+6,8% hors effets de change).

Les marchés émergents qui avaient connu une croissance négative à la fin de l’année derniere avec notamment la Chine à -10,8% (T4), retrouvent le chemin de la croissance. L’Europe est la bonne nouvelle de ce 1er trimestre 2014. Longtemps attendue, la croissance est constatée, même si elle demeure encore fragile. L’Allemagne est tonique, mais sans doute l’information la plus intéressante concerne l’Italie et l’Espagne qui retrouvent pour la première fois depuis 2011 une croissance positive au 1er trimestre. La France montre aussi quelque couleur assez encourageante.

Si l’on ajoute la croissance à deux chiffres des activités numériques et la sensible amélioration de celles de la santé, ce sont autant de signes qui nous permettent d’être confiants pour 2014.

Nous maintenons donc nos objectifs de croissance au-dessus de 4% pour l’ensemble de l’année avec un 2ème trimestre qui marquera le pas en raison de comparables défavorables.

Avec la poursuite de l’amélioration de la marge -petite hausse déjà constatée sur le 1er trimestre- nous sommes sur la bonne trajectoire pour atteindre nos objectifs de croissance et rentabilité tels que définis dans le cadre du plan stratégique de Publicis Groupe, hors fusion, à l’horizon 2018.

Enfin, le projet de fusion entre égaux de Publicis et Omnicom suit son cours même si les étapes progressent plus lentement que prévu ».

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I - Revenu

Le revenu consolidé de Publicis Groupe pour le 1er trimestre 2014 est de 1 597 M€ comparé à 1 563 M€ en 2013, soit une hausse de + 2,2%. Les variations de change ont un impact négatif de 67 M€ (soit 4,2% du revenu). Hors effet de change, la croissance du revenu est de +6,8%. Exprimé en dollars, le revenu du premier trimestre est de 2 187 M$ (+ 6%).

•	Croissance organique

La croissance organique de + 3,3% est en nette amélioration par rapport au dernier trimestre de 2013 (+0,7%). Cette progression est due à une croissance soutenue des activités numériques (+10,4%) qui représentent désormais 40,9% du revenu et à une amélioration de l’Europe* et de la Chine qui devraient connaitre une accélération de croissance au fil des trimestres de 2014.

*	Hors Russie et Turquie

II - Activité du 1er trimestre 2014

Des signaux d’amélioration de l’économie mondiale sont visibles dans certaines régions mais la sortie de la crise des cinq dernières années demeure très lente avec des situations très contrastées. Les Etats-Unis bénéficient d’une croissance portée par une demande privée vigoureuse. Dans la zone euro, la reprise variable selon les pays demeure encore très modeste à l’exception de l’Allemagne et du Royaume-Uni. Les économies des pays du Sud de l’Europe, en faible amélioration, demeurent très fragiles. Malgré un ralentissement conjoncturel, la Chine reste un acteur important de la croissance de l’économie mondiale.

Dans un contexte économique mondial qui a vu les équilibres se modifier depuis le deuxième semestre de 2013, Publicis Groupe affiche une croissance portée notamment par sa forte présence en Amérique du Nord (49,8% du revenu) et par le digital, devenu l’activité principale du Groupe. La part de plus de 40% de son revenu dans les activités numériques conforte l’objectif du Groupe d’y réaliser 50% d’ici 2018.

La part des revenus issus des pays à forte croissance est en léger retrait à 22,2% en raison de ralentissements conjoncturels de certaines régions et d’effets de change défavorables.

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Répartition du revenu au 1er trimestre 2014 par zone géographique

(en M€)	Revenu		Croissance Organique	Croissance Publiée
	T1 2014	T1 2013	T1 2014	T1 2014 / T1 2013
Europe*	474	442	+2,1%	+7,2%

Amérique du Nord	795	776	+4,3%	+2,4%

BRIC+MISSAT**	190	201	+0,5%	–5,5%

Reste du Monde	138	144	+5,1%	-4,2%

Total	1 597	1 563	+3,3%	+2,2%

*	Europe hors Russie et Turquie
**	MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

•

L’Europe* connaît une forte amélioration sur le premier trimestre de 2013. L’Allemagne affiche + 9,9% de croissance, la France +2,0% et le Royaume-Uni affecté par une baisse conjoncturelle est à -1,6% spécifique à certaines entités du Groupe. Les pays du Sud de l’Europe restent dans l’ensemble fragiles mème si l’on note un léger redressement en Espagne (+1,1%).

*	Europe hors Russie et Turquie

•	L’Amérique du Nord à + 4,3% poursuit sa croissance portée par une vigueur renouvelée de son économie et la part des activités numériques du Groupe dans cette région.

•

BRIC+MISSAT : la reprise de croissance sur la Chine Grande Région (+ 0,2% contre -10,8% au 4ème trimestre 2013) accompagnée des croissances du Brésil +3%, de la Russie (+7,6%) et de la performance de la Turquie (+23,8%) sont prometteuses. Les faibles performances du Mexique (-3,3%) de l’Afrique du Sud (-6,2%) et de l’Inde (-18%) ont cependant freiné la progression de la croissance de cette zone sur le 1er trimestre.

•	Le Reste du Monde affiche une croissance de +5,1%.

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III - Activités

Le tableau ci-dessous montre le fort dynamisme des activités numériques dans toutes les régions du monde qui permet de soutenir la croissance malgré la poursuite de la baisse des activités analogiques (-0,9%).

	Europe*	Amérique du Nord	BRIC+MISSAT**	Reste du Monde	Total
Digital	+10,2%	+8,3%	+30,1%	+30,8%	+10,4%
Analogique	-1,2%	0,0%	-3,3%	0,0%	-0,9%
Total	-2,2%	+4,3%	+0,5%	+5,1%	+3,3%

*	Europe hors Russie et Turquie
**	MISSAT : Mexique, Indonésie, Singapour, Afrique du Sud, Turquie

IV - Contrôle des coûts

Avec l’objectif d’une amélioration de sa marge opérationnelle à moyen-terme, Publicis Groupe poursuit ses investissements (régionalisation des centres de services partagés, plateformes de production, ERP) ainsi que la simplification de l’organisation.

V - Croissance externe, opérations financières

•	Acquisitions

•	Qorvis Communications, l’un des premiers cabinets de relations publiques des Etats-Unis.

•	Applied Media Logic (AML), agence media basée à Johannesbourg.

•	Lighthouse Digital : Agence leader du marché sud-africain, spécialisée dans les médias numériques et pionnière des outils d’analyse des media sociaux.

•	Law & Kenneth : la plus grande agence indienne indépendante de publicité et numérique.

•	Hawkeye (Ffwd Ltd and Mosaic LLC) : Agence leader dans le marketing numérique spécialisée en analyse de données, stratégie numérique, CRM et marketing expérientiel basée à Dallas (Etats-Unis).

•	OwenKessel : Une des agences créatives les plus primées d’Afrique du Sud.

•	Finances

•	Oceanes 2018

Sur les 559 278 Oceanes 2018 existant au 31 décembre 2013, 554 604 ont fait l’objet d’une demande de conversion en décembre 2013 et en janvier 2014. A ce titre, 562 921 actions Publicis ont été livrées au cours du mois de janvier 2014. Le solde des obligations restantes, soit 4 674 obligations, a été remboursé en numéraire au prix unitaire de 48,74 euros également en janvier 2014.

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•	Oranes

Dans le cadre de l’offre de compensation faite par Publicis aux porteurs d’Oranes, approuvée par l’Assemblée générale des porteurs d’Oranes en date du 10 octobre 2013, les porteurs qui ont fait valoir leurs droits ont reçu le 15 janvier 2014, 865 656 euros au titre des intérêts complémentaires, ainsi que 110 871 actions Publicis Groupe au titre des ajustements de parité de remboursement.

VI - Dette nette au 31 mars 2014

Au 31 mars 2014, la dette nette s’élève à 29 M€ millions d’euros contre 847 millions au 31 mars 2013.

VII - Fusion entre Publicis Groupe et Omnicom Inc.

Le 28 juillet 2013, Publicis Groupe SA et Omnicom Group Inc. (Omnicom) ont annoncé la signature d’un accord portant sur une fusion entre égaux, destiné à aboutir à la création du leader mondial de la communication, de la publicité, du marketing et du numérique.

L’opération prend la forme d’une fusion transfrontalière au sein d’une holding, Publicis Omnicom Group, domiciliée aux Pays-Bas. Celle-ci sera cotée sur Euronext Paris et sur le NYSE.

L’opération a été structurée de façon à ce que les collèges d’actionnaires de Publicis Groupe et d’Omnicom détiennent chacun, au jour de la fusion, environ 50% du capital de Publicis Omnicom Group. Les actionnaires de Publicis Groupe recevront une action ordinaire nouvelle Publicis Omnicom Group pour chaque action Publicis Groupe, ainsi qu’un dividende exceptionnel de 1,00 euro par action. Les actionnaires d’Omnicom recevront 0,813 action ordinaire nouvelle Publicis Omnicom Group pour chaque action Omnicom, ainsi qu’un dividende exceptionnel de 2,00 dollars par action. Selon notre accord, certains ajustements pourraient être appliqués au dividende exceptionnel payé ainsi qu’à la parité de fusion.

L’opération est conditionnée notamment à l’approbation des actionnaires des deux sociétés, ainsi qu’à l’obtention des diverses autorisations réglementaires requises. Toutes les autorisations des autorités de la concurrence préalables à la conclusion de la fusion ont été obtenues, à l’exception de la Chine, actuellement à l’étude.

La réalisation de l’opération est attendue au cours du 3ème trimestre 2014.

Publicis Groupe établira à l’attention de ses actionnaires, préalablement à la tenue de l’Assemblée générale appelée à statuer sur la fusion, un rapport détaillant les conditions de celle-ci.

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VIII - Perspectives

Selon ses estimations du 7 avril 2014, l’observatoire des media de ZenithOptimedia a relevé les perspectives de croissance du marché publicitaire mondial (media) faites en décembre 2013 de 5,3% à 5,5% pour l’année 2014. Cette hausse de 0,2% prend en compte une légère amélioration de l’économie mondiale, notamment dans les économies matures, et confirme l‘accentuation de la progression du numérique.

Au niveau du marché publicitaire mondial (media), on attend pour l’année 2014 une bonne tenue des Etats-Unis, de l’Allemagne, du Royaume-Uni, de l’Australie et du Mexique. La France devrait être à l’équilibre, l’Europe du Sud demeurant négative dans son ensemble avec néanmoins l’Espagne stabilisée. Les prévisions de ZenithOptimedia pour les marchés émergents indiquent une croissance de 10,8% pour l’ensemble BRIC et de 14,8% pour les pays de l’ensemble MISSAT.

Les chiffres du 1er trimestre 2014 confirment que les performances du 4ème trimestre 2013 n’anticipaient pas une dégradation des marchés mais étaient représentatifs de situations ponctuelles. Pour l’année 2014, Publicis Groupe demeure confiant dans ses objectifs de croissance et de poursuite de l’amélioration de ses marges.

***

Prochaine Assemblée Générale : mercredi 28 mai à 10 h au publiciscinémas

Certaines informations autres qu’historiques contenues dans le présent document sont susceptibles de constituer des données à caractère prévisionnel (“forward-looking statements”) ou des prévisions financières non auditées. Ces données sont sujettes à des risques et des aléas pouvant se traduire, ultérieurement, par des données réelles substantiellement différentes. Ces données sont présentées à la date du présent document et Publicis Groupe n’assume aucune obligation quant à leur mise à jour du fait d’événements nouveaux ou de toute autre raison autre que les réglementations applicables. Publicis Groupe vous invite à prendre connaissance avec attention des informations relatives aux facteurs de risque susceptibles d’affecter son activité telles que figurant dans son Document de Référence déposé auprès de l’Autorité des Marchés Financiers (AMF), y compris une conjoncture économique défavorable, un secteur extrêmement concurrentiel, la possibilité que nos clients peuvent remettre nos contrats en cause très rapidement, une part non négligeable des revenus du Groupe provenant de clients importants, conflits d’intérêts entre annonceurs d’un même secteur, la dépendance du Groupe sur ses dirigeants et ses collaborateurs, les lois et réglementations s’appliquant aux métiers du Groupe, des actions judiciaires engagées contre le Groupe au motif que certains messages publicitaires seraient mensongers ou trompeurs, ou que les produits de certains clients se révèleraient défectueux, la stratégie de développement par acquisition d’entreprises, la dépréciation des écarts d’acquisition et les actifs inscrits au bilan du Groupe, la présence du Groupe dans les marchés émergents, la difficulté de mettre en œuvre le contrôle interne, l’exposition au risque de liquidité, une baisse de la notation officielle du Groupe, et l’exposition aux risques de marché financier.

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom Group, Publicis Groupe, Publicis Omnicom Group, l’opération envisagée et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom Group et de Publicis Groupe ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts

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d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes.

La liste des facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom Group sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf si la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’offre ou de sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuelle, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations complémentaires importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom Group) ou Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis Groupe ou par Publicis Omnicom Group).

Informations complémentaires importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis Groupe à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à la disposition des actionnaires dans le cadre de l’Assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis Groupe sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

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Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la sollicitation

Omnicom Group, Publicis Groupe, Publicis Omnicom Group et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom Group en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la réglementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom Group dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom Group sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

A propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 62 000 collaborateurs.

www.publicisgroupe.com | Twitter : @PublicisGroupe | Facebook : www.facebook.com/publicisgroupe | LinkedIn : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

Contacts

Publicis Groupe
Peggy Nahmany	Communication corporate	+33 (0)1 44 43 72 83
Martine Hue	Relations investisseurs	+33 (0)1 44 43 65 00
Stéphanie Constand	Relations investisseurs	+33 (0)1 44 43 74 44

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Annexes

New Business – 1er trimestre 2014

Principaux Gains

BBH/NEOGAMA

Ladbrokes (Royaume-Uni), Rugby World Cup (Royaume-Uni), Piaggio/Vespa (Royaume-Uni), Clipper Teas (Royaume-Uni), British Airways (Royaume-Uni), Viber (Inde), Piaggio Vehicles Pvt.Ltd. – Vespa (Inde).

Digitas/LBi

Puma (Etats-Unis), Kao Worldwide (Etats-Unis), AstraZeneca (Etats-Unis), NYSE Euronext (Etats-Unis), Aetna (Etats-Unis), American Express (Etats-Unis).

Leo Burnett

Honda (Australie), MBT Footwear (Singapour), Diesel & Motor Engineering Co - Tata e-Xeta (Sri Lanka), Kelsey Developers (Sri Lanka), Diesel & Motor Engineering Co - Mercedes Service Center (Sri Lanka), Woolworths (Australie), Chartered Accountants of Sri Lanka (Sri Lanka), Sri Lanka Neurologists Association (Sri Lanka).

MSLGROUP

Amplificação (Brésil), Trident - Concorrência de fee (Brésil).

Publicis Worldwide

Aviano Jewels GmbH (Allemagne), Bongrain (Italie), Akzonobel (Italie), Nestle (Turquie, Mexique, Brésil, Philippines), TOKSOZ GIDA (Turquie), Boehringer (Mexique), Azul Airlines (Brésil), Belupo (Croatie), Zewa (Croatie), Amstel (Croatie), Young Care (Australie), Stream Co (Australie), Asia Brewery (Philippines), Intel (Malaisie), IP (Italie), KKB (Turquie), Sanofi (Turquie, Indonésie), SAT – Hacienda (Mexique), BMW (Mexique), Toyota (Brésil), FK Gardner & Sons (Australie), National Tiles (Australie), ING (Turquie), Barcel (Mexique), Rogers (Canada), SiMobil (Slovénie), Battery World (Australie), QTAFE (Australie), Sydney Airport (Australie).

Saatchi & Saatchi

Peroni (Italie), Mamee Double Decker (Malaisie), Ferrarelle (Italie), Roominate (Etats-Unis), Direct Line (Royaume-Uni), FCA (Royaume-Uni), Virgin Active (Thaïlande).

Starcom MediaVest Group

AA (UK), SkyScanner (UK), Warner Music (UK), Autobutler (Sweden), Leroy Merlin (Poland), McCormick (EMEA), Quiksilver (Global), Statoil (Nordics & Eastern Europe), Bokadirekt.se (Sweden), Tourism Trentino (Italy).

ZenithOptimedia

Nestle (Philippines), Rabobank (Australie), Scoot (Asie - Régional), Majid Al Futtaim Properties (Emirats Arabes Unis), Wyeth (Philippines), PUIG (France), Velvet Care (Pologne), Zabka (Pologne), Wawel (Pologne), The European Comission (Arménie), SCA (Croatie, Géorgie, Arménie), Niko (Ukraine), KIA (Biélorussie), Agro Sevilla Aceitunas (Arménie), Ipek Kagit (Arménie).

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Communiqués de Presse 2014

09-01-2014	Publicis Groupe et Omnicom obtiennent une décision d’autorisation sans condition de la part de la Commission Européenne

10-01-2014	Bilan semestriel du contrat de liquidité de la société Publicis Groupe

10-01-2014	Publicis Groupe acquiert Qorvis Communications

21-01-2014	Publicis Groupe acquiert AML, l’une des principales agences média en Afrique du Sud

30-01-2014	Publicis Groupe acquiert 51% de l’une des principales agences indiennes indépendantes Law & Kenneth

13-02-2014	Résultats annuels 2013

25-02-2014	Publicis Groupe acquiert Lighthouse Digital, leader en média numérique en Afrique du Sud

06-03-2014	Publicis Groupe acquiert Hawkeye, agence numérique américaine, axée sur les datas.

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Définitions

Dette nette : la dette financière nette (ou dette nette) est égale à la somme des dettes financières long et court terme et des dérivés de couverture associés, déduction faite de la trésorerie et des équivalents de trésorerie.

Dette nette moyenne : moyenne des dettes nettes moyennes mensuelles.

New Business net : cette donnée n’est pas issue du reporting financier mais résulte d’une estimation des investissements publicitaires média annualisés sur les budgets gagnés (nets des pertes) de clients nouveaux ou existants.

Marge Opérationnelle : La marge opérationnelle est égale au revenu après déduction des charges de personnel, autres charges opérationnelles (hors autres produits et charges non courants) et dotations aux amortissements (hors incorporels liés aux acquisitions).

Taux de marge opérationnelle : Le taux de marge opérationnelle, qui est égal à la marge opérationnelle exprimée en pourcentage du revenu, est un indicateur suivi par le Groupe dans le but de mesurer la performance des unités génératrices de trésorerie et du Groupe dans son ensemble.

Calcul de la croissance organique

(million EUR)	T1 2014
Revenu 2013	1 563
Impact des taux de change (2)	(67)
Revenu 2013 au taux de change 2014 (a)	1 496
Revenu 2014 avant acquisitions(1) (b)	1 545
Revenu des acquisitions(1)	52
Revenu 2014	1 597
Croissance organique (b/a)	+3,3%

Impact taux de change (million EUR)
T1
GBP(2)	4
USD(2)	(27)
Autres (2)	(44)

Total	(67)

1)	Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBI, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana, Interactive Solutions, ETO, Heartbeat, Verilogue, Synergize, Walker Media, Beehive, Prima, ZO South Africa, Lighthouse, Polarix, Owen Kessel, Qorvis, M&K India, Hawkeye) nettes de cessions
2)	Taux de change 2014 :	1 EUR = 1.370 USD - 1 EUR = 0.828 GBP
	Taux de change 2013 :	1 EUR = 1.320 USD - 1 EUR = 0.852 GBP

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